UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

FOR IMMEDIATE RELEASE 19 MAY 2005

JOINT ANNOUNCEMENT BY N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ (“ROYAL DUTCH”), THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY (“SHELL TRANSPORT”) AND ROYAL DUTCH SHELL PLC
(“ROYAL DUTCH SHELL”)

Royal Dutch Shell Listing Particulars and related documentation

A copy of the Royal Dutch Shell Listing Particulars and related documentation as detailed below has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS Tel. +44 (0)20 7066 1000 They will also be made available on http://www.shell.com/unification.

Documentation submitted to the Document Viewing Facility

-	Royal Dutch Shell Listing Particulars
-	Shell Transport Scheme Documents
-	Royal Dutch Offer Document
-	Unaudited first quarter 2005 financial reports relating to Royal Dutch, Shell Transport, Royal Dutch Shell Group (in form of 6K)
-	Unaudited first quarter 2005 financial reports relating to Royal Dutch Shell

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 19 May 2005